Hermes Equity Ownership Services Limited 150 Cheapside, London EC2V 6ET United Kingdom +44 (0)20 7702 0888 Phone +44 (0)20 7702 9452 Fax www.FederatedHermes.com

SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: ExxonMobil Corporation

NAME OF PERSON RELYING ON EXEMPTION: Hermes Investment Management Limited.

ADDRESS OF PERSON RELYING ON EXEMPTION: Sixth Floor, 150 Cheapside, London EC2V 6ET

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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May 21, 2021

Dear Exxon Mobil Shareowner:

Vote FOR the Dissident (WHITE) Proxy Card Slate of Directors

EOS at Federated Hermes is one of the world’s largest investment stewardship providers, with EOS client assets under advice of approximately $1.5 trillion as of March 31, 2021.  EOS at Federated Hermes is Hermes Equity Ownership Services Limited and Hermes Stewardship North America, Inc. (collectively, EOS).  EOS is a subsidiary of Hermes Fund Managers Limited, which is majority owned by Federated Hermes, Inc.  EOS is filing this Notice of Exempt Solicitation on behalf of its client, Lothian Pension Fund, that holds Exxon securities.  EOS is not acting on behalf of any other person or entity, including its ultimate parent company, Federated Hermes, Inc.

At its upcoming annual meeting, Exxon Mobil faces a proxy contest led by an activist investor, Engine No. 1. Following engagement by EOS with both the company and Engine No.1, EOS, based on instructions from its client, Lothian Pension Fund, will be voting the white card and will vote FOR the slate of directors proposed by Engine No. 1 on ballot items 1.1 through 1.12. EOS believes that additional board refreshment is necessary given the company’s long-term financial underperformance. Further, EOS believes that Engine No. 1’s slate of directors will bring experiences and skills needed to preserve long-term shareholder value through the transition to a low-carbon economy.  The concerns expressed by Engine No. 1 echo many of those expressed in EOS’ engagement with the company over the years.

EOS encourages all shareowners to vote the white card and to vote FOR the Engine No. 1 slate of directors on ballot items 1.1 through 1.12.

Please contact Nick Pelosi (Nick.Pelosi@hermes-investment.com) with inquiries.

Thank you for your support.

Sincerely,

Timothy Youmans

Lead-North America

EOS at Federated Hermes

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; EOS is not able to vote your proxies, nor does this communication contemplate such an event. This communication is meant to inform you about EOS’ opinion and to give you valuable decision-making information when you review your shareholder proxy for the ExxonMobil Corporation 2021 Annual Meeting of Shareholders.

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